UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

January 29, 2014

COMMISSION FILE NO. 1 - 10421

LUXOTTICA GROUP S.p.A.

VIA CANTÙ 2, MILAN, 20123 ITALY
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

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Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Set forth below is the text of a press release issued on January 28, 2014.

Press release

Luxottica continues to report solid growth reaching a new

net sales record of Euro 7.3 billion (+7.5% at constant exchange rates2)

Positive start to 2014 lays the foundation for another year of growth

Milan (Italy), January 28, 2014 – The Board of Directors of Luxottica Group S.p.A. (MTA: LUX; NYSE: LUX), a leader in the design, manufacture and distribution of fashion, luxury and sports eyewear, met today to review consolidated net sales and preliminary results for the fourth quarter of 2013 and full fiscal year in accordance with IAS/IFRS standards.

Fourth quarter of 20131

(In millions of Euros)	4Q 2013	4Q 2012	Change at constant exchange rates[2]	Change at current exchange rates

Net sales	1,645.9	1,632.3	+7.6%	+0.8%

Wholesale Division	644.2	611.3	+11.6%	+5.4%

Retail Division	1,001.7	1,021.0	+5.1%	-1.9%

Fiscal year 20131

(In millions of Euros)	FY 2013	FY 2012	Change at constant exchange rates[2]	Change at current exchange rates

Net sales	7,312.6	7,086.1	+7.5%	+3.2%

Wholesale Division	2,991.3	2,773.1	+12.0%	+7.9%

Retail Division	4,321.3	4,313.1	+4.7%	+0.2%

Net sales performance for the full year and the fourth quarter of 2013

Luxottica set a new net sales record for the full year 2013 of more than Euro 7.3 billion, an increase of +7.5% at constant exchange rates2 and +3.2% at current exchange rates compared to 2012. This result is attributable to the solid organic growth which has been pursued with determination since the beginning of 2013 and throughout the entire year.

In particular, Luxottica achieved excellent results for the third consecutive year in emerging markets with an increase of over +20% at constant exchange rates2,4, with peaks of excellence in China, Brazil and Turkey. Total net sales in North America increased by +3.5% in U.S. dollars, driven in particular by the outstanding performance of the Wholesale Division (+6.7% in U.S. dollars; +12.0% in U.S. dollars excluding a drop in Oakley sales in its military business to the

U.S. Army). Luxottica also reported a marked increase in net sales in Europe of +11% at constant exchange rates2,4 compared to the full year of 2012.

“We have closed another record year, achieving solid performances in 2013 across all of the geographic areas in which we operate, with peaks of excellence in emerging markets and Europe. Growth also continued in North America, where the Wholesale Division and Sunglass Hut achieved particularly positive results.” Commented Andrea Guerra, Chief Executive Officer of Luxottica.

“We have been heavily focused on all the emerging countries that are key to our future growth, from Brazil to India and to China, and the results achieved are reflective of our efforts. The most surprising result for us was the +11% at constant exchange rates2,4 increase in net sales in Europe. Our team of people in that region has been doing an outstanding job in terms of strategy, service and proximity to both our clients and final consumers.”

“Based on the strong increase in net sales, we do expect that the growth in the operating profitability of both Divisions and consequently of the Group will be aligned to the growth reported in the first nine months of 2013.”

“Our constant and rigorous control of working capital allowed us to generate strong free cash flows, which we used to reduce our net debt and to strengthen our balance sheet. These results reported today confirm the solidity of the Group’s business profile.”

“2014 looks like it will be another year when we believe that we will  perform very well. Our engines of growth are clearly defined: a healthy portfolio of brands, an enlarged footprint covering world markets, and a team of people who are very efficient and motivated. To date, the beginning of 2014 is extremely encouraging.”

In the fourth quarter of 2013, net sales amounted to Euro 1.6 billion up +7.6% at constant exchange rates2 and +0.8% at current exchange rates compared to the results recorded in the same period of 2012. Luxottica’s quarterly results reported at current exchange rates continued to be affected by the ongoing weakening of several currencies against the Euro.

Wholesale Division

The Wholesale Division grew each quarter throughout 2013. In particular, the emerging markets and the Travel Retail channel reported excellent results increasing respectively +22.4% at constant exchange rates2,4 and +25.3% at constant exchange rates2,4 from the prior year. Europe also delivered solid results (+8.5% at constant exchange rates2,4), with significant growth especially in Germany and France. Net sales in the United States were positive up by +6.7% in U.S. dollars.

Ray-Ban continued to be a global leader delivering exceptional results in 2013. Oakley once again exhibited a solid growth  in Europe and reported excellent, double-digit results in emerging markets. The launch of the Giorgio Armani eyewear collections was executed achieving results aligned to expectations, and the premium and luxury segment grew consistently throughout the year.

The Wholesale Division’s net sales for the fourth quarter of 2013 amounted to Euro 644 million, marking an increase of +11.6% at constant exchange rates2 and +5.4% at current exchange rates compared to the same quarter of 2012. The Division’s net sales for the full year were Euro 2,991 million, compared to Euro 2,773 million in the same period of 2012, an increase of +12.0% at constant exchange rates2 and +7.9% at current exchange rates.

Retail Division

For the full year 2013, the Retail Division reported net sales of Euro 4,321 million  which were on par with the Division’s results reported for the full year 2012 (+4.7% at constant exchange rates2).

Sunglass Hut celebrated another year of extraordinary growth, reporting total net sales which were up by +11.2% at constant exchange rates2,4. Excellent trends in comparable store sales3 were achieved in the United States, Europe, Australia, South Africa and Brazil during 2013.

During the year, the Retail Division’s optical segment reported especially strong performance in emerging markets, most notably in China and Hong Kong, where comparable store sales3 increased at a double-digit rate, and in Latin America. Strong performance was also reported by OPSM in Australia where comparable store sales3 were up +4.9%.

In the fourth quarter of 2013, the Retail Division’s comparable store sales3 grew by +3.0% over the same period in 2012 driven by emerging markets and Europe.

The retail calendar in North America was affected in the quarter by a shorter number of shopping days for the sun segment of the Division and by less insurance days for LensCrafters. The fourth quarter of 2013 completes a year of transition for LensCrafters which reported comparable store sales3 of -1.6% in the fourth quarter but delivered an increase of +1.0% for the full year 2013. Against this challenging retail backdrop, Sunglass Hut stood out reporting once again a stellar performance in the fourth quarter and for the full year, with comparable store sales3 up by +5.1% and +5.9% respectively.

§

Luxottica’s full 2013 financial results will be reviewed by the Board of Directors on February 27, 2014 and discussed the following day on Friday February 28, 2014 at 09:00 AM (GMT+1) during a presentation to the financial community to be hosted in Milan (Italy). This presentation will be available through live webcast at www.luxottica.com.

Luxottica Group – Contacts

Cristina Parenti Group Corporate Communication and Public Relations Director Tel.: +39 (02) 8633 4683 E-mail: cristina.parenti@luxottica.com	Alessandra Senici Group Investor Relations Director Tel.: +39 (02) 8633 4870 E-mail: InvestorRelations@Luxottica.com

Notes on the press release

1 All comparisons, including percentage changes, refer to the three-month and the twelve- month periods ended December 31, 2013 and December 31, 2012, respectively.

2 Figures given at constant exchange rates have been calculated using the average exchange rate in effect for the respective comparative period in the previous year.  For further information, please refer to the attached tables.

3 Comparable store sales reflects the change in sales from one period to another that, for comparison purposes, includes in the calculation only stores open in the more recent period that also were open during the comparable prior period, and applies to both periods the average exchange rate for the prior period and the same geographic area. Commencing in 2012, retail comparable store sales exclude Pearle Vision results.

4 For the full year of 2013 at current exchange rates (i) Luxottica’s net sales from emerging markets were up +14.0%; (ii) Luxottica’s net sales in Europe were up +9.7%; (iii) the Wholesale Division’s emerging markets net sales increased by +14.4%, its European sales were up +7.7%; and sales from Travel Retail were up 25.3%, respectively; and (iv) Sunglass Hut net sales increased by +6.3%.

Luxottica Group S.p.A.

Luxottica Group is a leader in premium, luxury and sports eyewear with over 7,000 optical and sun retail stores in North America, Asia-Pacific, China, South Africa, Latin America and Europe, and a strong, well-balanced brand portfolio. Proprietary brands include Ray-Ban, the world’s most famous sun eyewear brand, Oakley, Vogue Eyewear, Persol, Oliver Peoples, Alain Mikli and Arnette while licensed brands include Giorgio Armani, Bulgari, Burberry, Chanel, Coach, Dolce & Gabbana, Donna Karan, Polo Ralph Lauren, Prada, Starck Eyes, Tiffany and Versace. In addition to a global wholesale network involving 130 different countries, the Group manages leading retail chains in major markets, including LensCrafters, Pearle Vision and ILORI in North America, OPSM and Laubman & Pank in Asia-Pacific, LensCrafters in China, GMO in Latin America and Sunglass Hut worldwide. The Group’s products are designed and manufactured at its six manufacturing plants in Italy, two wholly owned plants in the People’s Republic of China, one plant in Brazil and one plant in the United States devoted to the production of sports eyewear. In 2013, Luxottica Group posted net sales of more than Euro 7.3 billion. Additional information on the Group is available at www.luxottica.com.

Safe Harbor Statement

Certain statements in this press release may constitute “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Such statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those which are anticipated. Such risks and uncertainties include, but are not limited to, the ability to manage the effects of the current uncertain international economic outlook, the ability to successfully acquire and integrate new businesses, the ability to predict future economic conditions and changes to consumer preferences, the ability to successfully introduce and market new products, the ability to maintain an efficient distribution network, the ability to achieve and manage growth, the ability to negotiate and maintain favorable license agreements, the availability of correction alternatives to prescription eyeglasses, fluctuations in exchange rates, changes in local conditions, the ability to protect intellectual property, the ability to maintain relations with those hosting our stores, computer system problems, inventory-related risks, credit and insurance risks, changes to tax regimes as well as other political, economic and technological factors and other risks and uncertainties referred to in Luxottica Group’s filings with the U.S. Securities and Exchange Commission. These forward-looking statements are made as of the date hereof, and we do not assume any obligation to update them.

- APPENDIX FOLLOWS –

4

Major currencies

	Three months ended	Twelve months ended	Three months ended	Twelve months ended
	December 31, 2013	December 31, 2013	December 31, 2012	December 31, 2012
Average exchange rates
per € 1

USD	1.36098	1.32775	1.29669	1.28479

AUD	1.46618	1.37655	1.24844	1.24071

GBP	0.84074	0.84923	0.80740	0.81087

CNY	8.29031	8.16304	8.10358	8.10523

JPY	136.47625	129.59424	105.12297	102.49188

Wholesale Division sales breakdown

	Wholesale sales breakdown for 4Q13(1)	Wholesale sales breakdown for FY13(1)

Wholesale Division sales:	+11.6%	+12.0%

Sales breakdown by region:
- Western Europe	34%	37%
- North America	23%	26%
- Emerging Markets	30%	24%
- RoW	13%	13%

YoY changes by region:
- Western Europe	+4%	+7%
- North America[2]	+6%	+7%
- Emerging Markets	+28%	+22%
- RoW	+12%	+21%

1) Wholesale Division sales at constant exchange rates calculated using the average exchange rate in effect for the respective comparative period in the previous year.

2) North America sales increased by +14% in the fourth quarter and +12% in the full year excluding a drop in Oakley sales in its military business to the U.S. Army.

Retail Division comparable store sales(1)

	4Q13	FY13

Optical North America
- LensCrafters	-1.6%	+1.0%
- Retail Licensed Brands	+3.2%	-2.1%

Optical Australia/New Zealand	+0.2%	+4.2%

Sunglass Hut worldwide	+6.6%	+7.1%

Group Retail	+3.0%	+3.4%

1) Comparable store sales reflect the change in sales from one period to another that, for comparison purposes, includes in the calculation only stores open in the more recent period that also were open during the comparable prior period, and applies to both periods the average exchange rate for the prior period and the same geographic area. Commencing in 2012, North America and Group Retail comparable sales exclude Pearle Vision results.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUXOTTICA GROUP S.p.A.

	By:	/s/ ENRICO CAVATORTA
January 29, 2014		ENRICO CAVATORTA CHIEF FINANCIAL OFFICER